EXHIBIT 1



                          S E C U R I T Y   C A P I T A L



News Release
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                                                                        Contact:
                                                         Security Capital Group:
                                                        William R. (Todd) Fowler
                                                                  (800) 988-4304


                SECURITY CAPITAL CLOSES SALE OF ARCHSTONE SHARES


(February 28, 2001) - Security Capital Group Incorporated (NYSE: SCZ) announced today the closing of the secondary public offering of Security Capital's shares of beneficial interest in Archstone Communities Trust (NYSE: ASN). Security Capital sold a total of 29,455,640 shares in the offering. The underwriters exercised their overallotment option in full. The shares were offered to the public at $23.30 per share.

As previously announced, Archstone purchased $50 million of its shares from Security Capital concurrently with the closing of the offering. Security Capital sold 31,720,466 Archstone shares in the two transactions.

Net proceeds to Security Capital from the sales are approximately $626 million. These net proceeds are expected to increase upon full utilization of available capital losses which will offset a portion of the capital gains. Part of the proceeds were used to retire Security Capital's transaction loan, which had an outstanding balance of $500 million.

Goldman, Sachs & Co. was the sole bookrunner of the offering and co-lead manager. Credit Suisse First Boston (co-lead manager), Legg Mason Wood Walker, Merrill Lynch & Co. and Salomon Smith Barney were co-managers.

Security Capital is a leading international real estate operating and investment management company. The company's strategy is to own all or a high percentage of a few real estate businesses that function as private operating divisions and to eliminate the discount to the underlying value of its assets. Security Capital currently has ownership positions in 13 real estate businesses. The company plans to reposition or sell its investment in several of these businesses and focus its capital in those that hold one of the top two market positions in their specific niche and are able to create measurable brand value, as well as generate significant income from services and managed capital. Security Capital will build on the operating strengths of the remaining private divisions to achieve superior sustainable financial results. The principal offices of Security Capital and its directly owned affiliates are in Atlanta, Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.